Exhbit 99.1

Gerdau Ameristeel Announces 2009 Third Quarter Results

TAMPA, FL, November 05, 2009 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported a net loss of $25.4 million ($0.06 per share fully diluted) for the three months ended September 30, 2009, in comparison to net income of $316.9 million ($0.73 per share fully diluted) for the three months ended September 30, 2008.  Included in these results is a $78.5 million pre-tax charge related to actions announced earlier this year to stop production at certain of the Company’s steel mills and a pre-tax charge of $11.9 million related to the early extinguishment of certain debt obligations.  Excluding these charges, the Non-GAAP Adjusted Net Income was $33.5 million ($0.08 per share fully diluted).

For the nine months ended September 30, 2009, the Company incurred a net loss of $115.6 million ($0.27 per share fully diluted) compared to net income of $742.0 million ($1.71 per share fully diluted) for the nine months ended September 30, 2008.  The Non-GAAP Adjusted Net Loss for the nine months ended September 30, 2009, excluding the charges described above, was $30.0 million ($0.07 per share fully diluted).

During the third quarter of 2009, net sales were $1.1 billion an increase of $110.2 million in comparison to the three months ended June 30, 2009, but a decrease of 56% from the $2.5 billion for the three months ended September 30, 2008.  Weighted average mill selling price remained flat in comparison to the three months ended June 30, 2009 but represented a decrease of 41% or $437 per ton in comparison to the third quarter of 2008.  Finished steel shipments were 1.5 million tons for the three months ended September 30, 2009, an increase of 12% in comparison to the second quarter of 2009 but a decrease of 29% from the three months ended September 30, 2008.

Net sales for the nine months ended September 30, 2009 were $3.2 billion compared to net sales of $7.1 billion for the same period in 2008.  Weighted average mill selling prices for the nine months ended September 30, 2009 decreased 26% or $233 per ton compared to the same period in 2008 while finished steel shipments decreased 43% to 4.0 million tons for the nine months ended September 30, 2009 compared to 7.0 million tons for the same period in 2008.

For the three months ended September 30, 2009, metal spread, the difference between mill selling prices and scrap raw material costs, was $405 per ton, a decrease of $257 per ton from the same period in 2008.  In comparison to the three months ended June 30, 2009, metal spreads decreased by $35 per ton due primarily to an increase in scrap raw material costs.  Scrap raw material cost used in production for the three months ended September 30, 2009 was $213 per ton, a decrease of $180 per ton compared to the three months ended September 30, 2008.  For the nine months ended September 30, 2009, metal spread was $452 per ton and decreased $78 per ton in comparison to the same period in the prior year.

EBITDA was $163.0 million for the three months ended September 30, 2009, compared to EBITDA of $581.4 million for the three months ended September 30, 2008.  Despite the reduction in metal spread outlined above, EBITDA improved 152% from the $64.8 million for the three months ended June 30, 2009.  For the nine months ended September 30, 2009, EBITDA was $276.4 million compared to EBITDA of $1.5 billion for the nine months ended September 30, 2008.

During the three and nine months ended September 30, 2009, the Company incurred a foreign exchange loss of $18.8 million and $30.5 million, respectively, as the Canadian dollar strengthened approximately 7% and 12% in comparison to the US dollar.  This charge arose from the revaluation of US dollar investments held by the Company’s Canadian entities.

During the second quarter of 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its plans to stop production at certain facilities.  The Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities during the third quarter of 2009.  The Company recorded a $78.5 million and $115.0 million pre-tax charge for the three and nine months ended September 30, 2009, respectively, related to these actions.

On August 31, 2009, the Company completed the previously announced redemption of its $405 million 10 3/8% Senior Notes due in 2011 (the “Notes”) at a redemption price in the amount of $412.3 million representing 101.792% of the outstanding principal amount (the “Redemption Price”).  The Redemption Price was paid entirely with cash and the Notes were paid in full and are no longer outstanding.  For the three and nine months ended September 30, 2009, the Company recorded a charge of $11.9 million related to this redemption.

At September 30, 2009, the Company had $821.1 million of cash and short-term investments, an increase of $132.7 million from the levels at December 31, 2008.  Excluding the above noted redemption of Notes, the Company has generated $545.0 million in cash and short-term investments in 2009.  In addition, the Company had approximately $570.3 million of availability under secured credit facilities which resulted in a total liquidity position of approximately $1.4 billion at September 30, 2009.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“We have continued to make progress in a number of areas during the past quarter which has resulted in the third successive quarterly growth in EBITDA.  This is a testament of our ability to quickly respond to market conditions and has resulted in the generation of $276.4 million of EBITDA for the nine months ended September 30, 2009.  Destocking of inventory by our customers seems to have been completed and resulted in a 12% quarter over quarter increase in our shipment levels.  To keep pace, the capacity utilization levels of our mills improved as production increased approximately 24% in comparison to the second quarter and manufacturing costs continued their downward trend as our employees continue to seek more efficient ways of producing steel.

We have substantially completed the activities related to the previously announced actions at our Sand Springs and Perth Amboy locations.  As a result of leveraging our extensive network of steel producing facilities, we have been able to meet all of our customers’ needs during this process.  Our ability to continue providing superior service to our customers has been critical in the growth of our order rate.  This focus on developing long-term service relationships is also being applied to our export customers as we expect this market will continue to provide opportunities for us in the future.

We expect normal seasonal market softness during the fourth quarter of 2009 and production will be adjusted to meet demand.  However, we are confident that the actions we have taken are sustainable and will provide for attractive returns for our shareholders as conditions improve.”

IFRS Conversion

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011.  The Canadian securities regulatory authorities have granted approval for the Company to early adopt IFRS for its financial statements for periods beginning on or after January 1, 2009.  The Company had previously announced that it would report under IFRS for the first time during 2009, however, the Company is currently contemplating deferring the first time adoption of IFRS until 2010. The Company has substantially completed the process to transition from US GAAP to IFRS and has met the objectives of its comprehensive IFRS conversion plan.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Thursday, November 5, 2009, at 1:30 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via the Company’s Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

NET SALES	$1,146,134	$2,514,412	$3,219,797	$7,091,884

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	932,822	1,878,579	2,770,156	5,459,398
Selling and administrative	53,705	57,977	172,549	187,382
Depreciation	52,557	55,073	157,650	159,577
Amortization of intangibles	16,476	26,256	49,574	76,676
Facility closure costs	78,488	-	115,033	-
Other operating expense (income), net	(1,954)	(2,164)	2,471	(3,054)
	1,132,094	2,015,721	3,267,433	5,879,979

INCOME (LOSS) FROM OPERATIONS	14,040	498,691	(47,636)	1,211,905

INCOME (LOSS) FROM 50% OWNED JOINT VENTURES	3,652	24,060	(11,848)	84,167

INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES	17,692	522,751	(59,484)	1,296,072

OTHER EXPENSES
Interest expense	31,010	38,024	105,741	125,427
Interest income	(1,147)	(2,856)	(4,310)	(12,157)
Amortization of deferred financing costs	3,384	2,779	9,191	8,161
Loss on extinquishment of debt	11,877	-	11,877	-
Foreign exchange loss (gain), net	18,788	(4,127)	30,543	(8,456)
Writedown of investments	-	7,030	-	46,701
	63,912	40,850	153,042	159,676

(LOSS) INCOME BEFORE INCOME TAXES	(46,220)	481,901	(212,526)	1,136,396

INCOME TAX (BENEFIT) EXPENSE	(20,968)	163,318	(95,847)	384,760

NET (LOSS) INCOME	(25,252)	318,583	(116,679)	751,636

Less: Net income (loss) attributable to non-controlling interest	114	1,685	(1,061)	9,623

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(25,366)	$316,898	$(115,618)	$742,013

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
(Loss) earnings per common share - basic	$(0.06)	$0.73	$(0.27)	$1.72
(Loss) earnings per common share - diluted	$(0.06)	$0.73	$(0.27)	$1.71

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)
(Unaudited)

	September 30,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$684,557	$482,535
Restricted cash	2,570	-
Short-term investments	136,527	205,817
Accounts receivable, net	551,824	677,569
Inventories	893,391	1,267,768
Deferred tax assets	30,231	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	10,144	14,771
Income taxes receivable	50,827	28,455
Other current assets	25,363	22,936
Total Current Assets	2,385,434	2,731,265

Investments in 50% Owned Joint Ventures	151,123	161,901
Long-term Investments	32,414	33,189
Property, Plant and Equipment, net	1,660,405	1,808,478
Goodwill	1,961,289	1,952,011
Intangibles	466,162	515,736
Deferred Financing Costs	35,430	35,170
Deferred Tax Assets	18,221	-
Other Assets	27,735	32,305

TOTAL ASSETS	$6,738,213	$7,270,055

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$271,959	$182,697
Accrued salaries, wages and employee benefits	103,764	148,244
Accrued interest	3,694	54,480
Income taxes payable	570	2,983
Accrued sales, use and property taxes	16,724	13,902
Current portion of long-term environmental reserve	6,463	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	26,446	45,687
Other current liabilities	22,117	20,932
Current portion of long-term borrowings	3,191	1,893
Total Current Liabilities	454,928	478,417
Long-term Borrowings, Less Current Portion	2,657,619	3,067,994
Accrued Benefit Obligations	318,176	339,055
Long-term Environmental Reserve, Less Current Portion	11,957	11,151
Other Liabilities	87,818	116,092
Deferred Tax Liabilities	298,132	323,854

TOTAL LIABILITIES	3,828,630	4,336,563

Contingencies, Commitments and Guarantees

Shareholders' Equity
Capital stock	2,553,648	2,552,323
Retained earnings	398,923	523,187
Accumulated other comprehensive (loss) income	(74,382)	(178,636)

Total Gerdau Ameristeel & Subsidiaries Shareholders' equity	2,878,189	2,896,874

Non-controlling interest	31,394	36,618

TOTAL SHAREHOLDERS' EQUITY	2,909,583	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,738,213	$7,270,055

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net (loss) income	$(25,252)	$318,583	$(116,679)	$751,636
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	52,557	55,073	157,650	159,577
Amortization of intangibles	16,476	26,256	49,574	76,676
Amortization of deferred financing costs	3,384	2,779	9,191	8,161
Deferred income taxes	1,315	(3,105)	(7,138)	(19,073)
Loss on disposition of property, plant and equipment	308	307	1,775	38
(Income) loss from 50% owned joint ventures	(3,652)	(24,060)	11,848	(84,167)
Distributions from 50% owned joint ventures	1,423	1,425	1,828	41,829
Compensation cost (benefit) from share-based awards	323	(9,822)	4,292	5,977
Excess tax benefits from share-based payment arrangements	(17)	(38)	(129)	(1,171)
Realized loss on writedown of investments	-	7,030	-	46,701
Facility closure costs	78,488	115	115,033	1,105
Loss on extinguishment of debt	11,877	-	11,877	-
Writedown of inventory	-	-	33,044	2,937

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(13,378)	38,393	134,065	(319,298)
Inventories	(32,549)	(248,762)	350,627	(523,657)
Other assets	5,817	397	7,685	(2,688)
Liabilities	693	(56,615)	(149,531)	126,361
NET CASH PROVIDED BY OPERATING ACTIVITIES	97,813	107,956	615,012	270,944

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(11,894)	(47,339)	(70,994)	(113,049)
Proceeds from disposition of property, plant and equipment	114	266	1,527	1,880
Acquisitions	-	(14,157)	-	(217,657)
Change in restricted cash	(2,570)	-	(2,570)	-
Purchases of investments	(129,332)	-	(617,189)	-
Proceeds from sales of investments	258,971	-	695,150	700
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	115,289	(61,230)	5,924	(328,126)

FINANCING ACTIVITIES
Proceeds from issuance of debt	-	-	-	499
Payments on term borrowings	(413,825)	(29)	(417,472)	(4,288)
Payments of deferred financing costs	-	(1,578)	(13,231)	(1,686)
Cash dividends	-	(8,646)	(8,646)	(133,956)
Distributions to subsidiary's noncontrolling interest	(570)	-	(4,163)	(3,065)
Proceeds from exercise of employee stock options	31	20	212	1,144
Excess tax benefits from share-based payment arrangements	17	38	129	1,171
NET CASH USED IN FINANCING ACTIVITIES	(414,347)	(10,195)	(443,171)	(140,181)

Effect of exchange rate changes on cash and cash equivalents	12,212	(5,070)	24,257	(6,798)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(189,033)	31,461	202,022	(204,161)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	873,590	311,740	482,535	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$684,557	$343,201	$684,557	$343,201

SUPPLEMENTAL INFORMATION

Cash (refunds) payments for income taxes	$(668)	$136,851	$(19,977)	$331,896

Cash payments for interest	$75,346	$73,963	$156,923	$152,076

Non-GAAP Financial Measures

Non-GAAP Adjusted Net Income (Loss) and earnings (loss) per share, which excludes the impact of facility closure costs, loss on extinguishment of debt and the writedown of investments is a non-GAAP financial measure.  Management believes that it is useful as a supplemental measure in assessing the operating performance of the business.  The measure is used by the Company to evaluate business results.  The Company excludes facility closure costs, loss on extinguishment of debt and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business.  Below is a reconciliation of this Non-GAAP measure to net (loss) income for the periods indicated:

	For the Three Months Ended - Unaudited		For the Three Months Ended - Unaudited
	September 30, 2009	Diluted EPS	September 30, 2008	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted Net (Loss) Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(25,366)	$(0.06)	$316,898	$0.73

Adjustment for facility closure costs	78,488	0.18	-	-

Adjustment for income tax on facility closure costs	(27,019)	(0.06)	-	-

Adjustment for loss on extinguishment of debt	11,877	0.03	-	-

Adjustment for income tax on loss on extinguishment of debt	(4,528)	(0.01)	-	-

Adjustment for writedown of investments	-	-	7,030	0.02

Non-GAAP Adjusted Net (Loss) Income and earnings (loss) per share	$33,452	$0.08	$323,928	$0.75

	For the Nine Months Ended - Unaudited		For the Nine Months Ended - Unaudited
	September 30, 2009	Diluted EPS	September 30, 2008	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted Net Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(115,618)	$(0.27)	$742,013	$1.71

Adjustment for facility closure costs	115,033	0.26	-	-

Adjustment for income tax on facility closure costs	(36,723)	(0.08)	-	-

Adjustment for loss on extinguishment of debt	11,877	0.03	-	-

Adjustment for income tax on loss on extinguishment of debt	(4,528)	(0.01)	-	-

Adjustment for writedown of investments	-	-	46,701	0.11

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share	$(29,959)	$(0.07)	$788,714	$1.82

EBITDA (EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation and amortization, writedown of investments, cash distributions from 50% owned joint ventures, facility closure costs, loss on extinguishment of debt and foreign exchange gain/loss, net; and deducting interest income and (loss) income from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net (loss) income is shown below:

	For the Three Months Ended - Unaudited
	September 30, 2009	September 30, 2008
($000s)
Net (loss) income	$(25,252)	$318,583
Income tax (benefit) expense	(20,968)	163,318
Interest and other expense on debt	31,010	38,024
Interest income	(1,147)	(2,856)
Depreciation	52,557	55,073
Amortization of intangibles	16,476	26,256
Facility closure costs	78,488	-
Amortization of deferred financing costs	3,384	2,779
Loss on extinguishment of debt	11,877	-
(Income) from 50% owned joint ventures	(3,652)	(24,060)
Cash distribution from 50% owned joint ventures	1,423	1,425
Foreign exchange (gain) loss, net	18,788	(4,127)
Writedown of investments	-	7,030

EBITDA	$162,984	$581,445

	For the Nine Months Ended - Unaudited
	September 30, 2009	September 30, 2008
($000s)
Net (loss) income	$(116,679)	$751,636
Income tax (benefit) expense	(95,847)	384,760
Interest and other expense on debt	105,741	125,427
Interest income	(4,310)	(12,157)
Depreciation	157,650	159,577
Amortization of intangibles	49,574	76,676
Facility closure costs	115,033	-
Amortization of deferred financing costs	9,191	8,161
Loss on extinguishment of debt	11,877	-
Loss (income) from 50% owned joint ventures	11,848	(84,167)
Cash distribution from 50% owned joint ventures	1,828	41,829
Foreign exchange (gain) loss, net	30,543	(8,456)
Writedown of investments	-	46,701

EBITDA	$276,449	$1,489,987

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	September 30, 2009		September 30, 2008

	Tons		Tons
Production
Melt Shops	1,646,180		2,395,926
Rolling Mills	1,528,939		2,268,206

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	269,739	18%	355,733	17%
Merchant / Special Sections / Structurals	799,028	53%	1,201,069	57%
Rod	141,850	10%	145,458	7%
Fabricated Steel	288,095	19%	395,674	19%
Total Shipments	1,498,712	100%	2,097,934	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$618		$1,055
Fabricated steel shipments	888		1,254

Scrap Charged	213		393

Metal Spread (Selling price less scrap)
Mill external shipments	405		662
Fabricated steel shipments	675		861

Mill manufacturing cost	275		350

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Nine Months Ended
	September 30, 2009		September 30, 2008

	Tons		Tons
Production
Melt Shops	4,138,141		7,327,188
Rolling Mills	3,950,608		6,977,192

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	728,408	18%	1,350,674	19%
Merchant / Special Sections / Structurals	2,053,463	51%	3,976,194	57%
Rod	382,518	10%	538,185	8%
Fabricated Steel	860,562	21%	1,111,570	16%
Total Shipments	4,024,951	100%	6,976,623	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$648		$881
Fabricated steel shipments	971		1,114

Scrap Charged	196		351

Metal Spread (Selling price less scrap)
Mill external shipments	452		530
Fabricated steel shipments	775		763

Mill manufacturing cost	311		329